EXHIBIT 21

LIST OF SUBSIDIARIES

State or Country of
Incorporation

PHG Tea Leaves, Inc.	Delaware
GLT International Finance LLC	Delaware
The Glatfelter Pulp Wood Company	Maryland
Glatfelter Holdings, LLC	Delaware
GPW Virginia Timberlands LLC	Delaware
GPW Timberlands, LLC	Delaware
GW Partners, LLC (50% partnership interest)	Wisconsin
Mollanvick, Inc.	Delaware
Glatfelter Composite Fibers NA, Inc.	Delaware
Glatfelter Holdings II, LLC	Delaware
Glatfelter Gernsbach GmbH & Co.KG	Germany
Papcel-Papier und Cellulose, Technologie und Handels-GmbH	Germany
Glatfelter Auslandsbeteiligungen mbH	Germany
PHG Verwaltungsgesellschaft mbH	Germany
Glatfelter Verwaltungsgesellschaft mbH	Germany
TL Verwaltungsgesellschaft mbH	Germany
Unicon-Papier-und Kunststoffhandels GmbH	Germany
Glatfelter Scaer SAS	France
Glatfelter Lydney, LTD	England & Wales
Glatfelter Caerphilly Ltd.	England & Wales
Balo-I Industrial, Inc.	Philippines
Newtech Pulp Inc.	Philippines